Exhibit 4.3

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF VIRGINIA
ABINGDON

UNITED STATES OF AMERICA	)
)
v.	)
	)	Case No. 1:19cr00016
INDIVIOR INC. (a/k/a Reckitt	)
Benckiser Pharmaceuticals Inc.) and	)
INDIVIOR PLC,	)
Defendants	)
RESOLUTION AGREEMENT
1.    The United States Attorney's Office for the Western District of Virginia ("USAO-WDVA") and the United States Department of Justice's Consumer Protection Branch ("CPB") and Indivior Inc., and Indivior plc (Indivior Inc., Indivior plc, and all subsidiaries of either company are collectively referred to as "INDIVIOR"), pursuant to authority granted by their Board of Directors, enter into this Agreement to resolve the prosecution of INDIVIOR related to the marketing, sale, promotion and distribution of Suboxone Film in the United States.
2.    This Agreement resolves all of INDIVIOR' s potential federal criminal liability (except as to potential criminal tax violations, as to which the Government makes no agreement) based on the subject matter of the investigation and facts known by the USAO-WDVA and CPB and the allegations in the superseding indictment in United States v. Indivior Inc. et al., Case No. 1:19CR16 (W.D. Va. August 14, 2019) ("Indictment").
3.    The USAO-WDVA and CPB enter into this agreement based on the individual circumstances presented by this case, including that this resolution coupled with the July 11, 2019, resolution with INDIVIOR's former parent, Reckitt Benckiser Group, will result in a total financial recovery of $2,000,000,000 (two billion dollars), and INDIVIOR's additional commitments to:
a.    Comply fully with the terms of the Civil Settlement Agreement (attached as Attachment 1);
b.    Comply fully with the terms of the Federal Trade Commission's ("FTC") Stipulated Order For Permanent Injunction to be entered in the United States District Court for the Western District of Virginia (attached as Attachment 2);

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
c.    Guarantee the performance of all financial obligations agreed to by Indivior Solutions, Inc. (Indivior Solutions), in its plea agreement (attached as Attachment 3);
d.    Comply fully with the Compliance Program set forth in Addendum A to this Agreement; and
e.    Fulfill all terms of this Agreement.
4.    INDIVIOR agrees it will fulfill all of the obligations set forth in the subparagraphs of Paragraph 3 of this Agreement.
5.    The Term of INDIVIOR's obligations under this Agreement will be 5 (five) years from the date all parties have signed this Agreement ("Effective Date"). However, the Term will be extended to include any time prior to INDIVIOR fully complying with all of its commitments, financial and otherwise, set forth in this Agreement.
6.    INDIVIOR will pay or guarantee payment of a total of $600,000,000 (six hundred million dollars) plus interest accrued on first payment, such that if its subsidiary, Indivior Solutions, is unable to meet its financial commitments in its plea agreement (Attachment 3 hereto), INDIVIOR guarantees those commitments will be paid. If Indivior Solutions does not make payments due on or before the dates below, INDIVIOR will honor its guarantee and will pay those amounts on or before the dates below. This total payment and/or guarantee amount shall be allocated as follows:
a.    $300,000,000 (three hundred million dollars) plus interest at a rate of 1.25% (one and one quarter percent) per annum to be paid by INDIVIOR pursuant to the Civil Settlement Agreement (payments designated in table below as "Civil");
b.    $10,000,000 (ten million dollars) to be paid by INDIVIOR to resolve claims by the FTC as set forth in the Stipulated Permanent Injunction (payment designated in table below as "FTC");
c.    $245,000,000 (two hundred forty-five million dollars) [plus interest accrued on the first payment] to be paid by Indivior Solutions to be allocated between a fine, additional forfeiture, and, if the Court deems it appropriate, restitution. The Court has absolute discretion to determine how this money should be allocated between these items. If the Court deems restitution to be appropriate, pursuant to 18 U.S.C. 3663(a)(3), the parties agree the Court may order restitution in any manner it deems appropriate (payments designated in table below as "Court's Discretionary Fund");
d.    $44,000,000 (forty-four million dollars) to be paid by Indivior Solutions for forfeiture of proceeds (payments designated in table below as "Forfeiture"); and

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
e.    $1,000,000 (one million dollars) to be paid by Indivior Solutions to the Virginia Medicaid Fraud Control Unit to be used for the 25% state match of the Medicaid Fraud Control Unit grant (payment designated in table below as "VA-MFCU").
7.    The payments shall be made as follows, as directed by the United States:

TABLE OF PAYMENTS BY INDIVIOR SOLUTIONS AND GUARANTEED BY INDIVIOR INC. AND INDIVIOR PLC
		Designation of Payments
Due Date	Payment Due*	Court’s Discretionary Fund	Forfeiture	VA-MFCU
Put in Escrow Prior to Indivior Solutions Pleading Guilty#	$54,000,000	$31,000,000	$22,000,000	$1,000,000
1/15/2022	$25,000,000	$25,000,000
1/15/2023	$25,000,000	$25,000,000
1/15/2024	$25,000,000	$25,000,000
1/15/2025	$25,000,000	$25,000,000
1/15/2026	$25,000,000	$25,000,000
1/15/2027	$25,000,000	$25,000,000
12/15/2027	$86,000,000	$64,000,000	$22,000,000
TOTAL	$290,000,000	$245,000,000	$44,000,000	$1,000,000
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Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement

TABLE OF PAYMENTS BY INDIVIOR INC. AND INDIVIOR PLC
		Designation of Payments
Due Date	Payment Due*	Civil*	FTC
Put in Escrow Prior to Indivior Solutions Pleading Guilty#	$46,000,000	$36,000,000	$10,000,000
1/15/2022	$25,000,000	$25,000,000
1/15/2023	$25,000,000	$25,000,000
1/15/2024	$25,000,000	$25,000,000
1/15/2025	$25,000,000	$25,000,000
1/15/2026	$25,000,000	$25,000,000
1/15/2027	$25,000,000	$25,000,000
12/15/2027	$114,000,000	$114,000,000
TOTAL	$310,000,000	$300,000,000	$10,000,000
#Payments due prior to Indivior Solutions pleading guilty will be placed in an escrow account. Within 3 (three) days of the Court imposing sentence, the escrow funds will be disbursed as set forth herein. For all of the escrowed amounts, in addition to the escrowed payments, Indivior Solutions will pay, and INDIVIOR will guarantee payment of, interest at the rate of 1.25% (one and one quarter percent) per annum calculated from April 9, 2020, to the time payment is made from the escrow account. The interest paid on the escrowed funds will not be credited toward the total amount due and will make the Court's Discretionary Fund greater than $245,000,000 (two hundred forty-five million dollars).
*All payment due for the Civil Settlement will include the amount listed plus interest of 1.25% (one and one-quarter percent) per annum calculated from April 9, 2020.
8.    Any payments made shall be credited to the earliest payments due and pro rata between the different designated purposes. After the initial payment, any payments for forfeiture, fines, or restitution made ahead of the due date shall be reduced by an early payment discount of 3% (three percent) per annum. Any such payments made past the due date shall be increased by a late fee of 3% (three percent) per annum on the amount that is late, only. Imposition of a late fee is in addition to any other remedy the USAO-WDVA and CPB may pursue if INDIVIOR violates this agreement by (a) failing to make its civil payments when due or (b) failing to honor its agreement to guarantee the payments of Indivior Solutions when due.
9.    Other than money returned from the State Settlement Accounts, if any, as set forth in agreements with the Medicaid Participating States, no money paid by INDIVIOR will be returned and INDIVIOR expressly releases any and all claims it may have to the money. INDIVIOR will not file any claim or otherwise contest the payment of money set forth in this Agreement, and it will not assist anyone in asserting a claim to the money.

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
10.    Nothing in this Agreement or any related document is an admission by the USAO-WDVA or CPB that the amounts paid by INDIVIOR are the maximum amounts that could, in the absence of this agreement, be recovered from INDIVIOR. If INDIVIOR does not comply with all of its obligations under this Agreement, the USAO-WDVA and CPB are not precluded from arguing or presenting evidence that the total amount to be paid by INDIVIOR should be higher.
11.    INDIVIOR must notify the USAO as soon as reasonably practicable, in writing, of any event (including, but not limited to, sale, merger, dissolution, etc.) that would jeopardize its ability to pay any amounts under this Agreement. If an adverse event (including, but not limited to, sale, merger, dissolution, etc.) would jeopardize INDIVIOR's ability to pay any amounts under this Agreement, or if any payment would cause INDIVIOR to either (a) violate an existing debt covenant for which the holder(s) will not forbear, forgive or otherwise extend, or (b) incur a negative going concern or viability assessment by its auditors as required by any applicable domestic or foreign corporate governance code, accounting standard or related rule or regulation, INDIVIOR shall notify the USAO as soon as reasonably practicable. Should unrelated, unanticipated economic circumstances create a material risk that INDIVIOR may reasonably incur any of the events identified herein, INDIVIOR may request that the USAO-WDVA and CPB agree to delay any payment identified in the Table of Payments in paragraph 7 of the Resolution Agreement. The USAO-WDVA and CPB may consider such request.
12.    INDIVIOR represents and warrants that it has reviewed its financial situation, it currently is not insolvent as such term is defined in 11 U.S.C. § 101(32), and it reasonably believes it shall remain solvent following payment of the financial obligations set forth in this Agreement. Further, the parties warrant that, in evaluating whether to execute this Agreement, they have (a) intended that the mutual promises, covenants, and obligations set forth constitute a contemporaneous exchange for new value given to INDIVIOR, within the meaning of 11 U.S.C. § 547(c)(l); and (b) concluded that these mutual promises, covenants, and obligations do, in fact, constitute such a contemporaneous exchange. Further, the parties warrant that the mutual promises, covenants, and obligations set forth herein are intended to, and do, in fact, represent a reasonably equivalent exchange of value that is not intended to hinder, delay, or defraud any entity to which INDIVIOR was or became indebted to on or after the Agreement Date, within the meaning of 11 U.S.C. §548(a)(l). INDIVIOR agrees its obligations under this Agreement may not be avoided pursuant to 11 U.S.C. § 547, and INDIVIOR shall not argue or otherwise take the position in any such case, action, or proceeding that (1) INDIVIOR's obligations under this Agreement may be avoided under 11 U.S.C. § 547; (2) INDIVIOR was insolvent at the time this Agreement was entered into; or (3) the mutual promises, covenants, and obligations set forth in this Agreement do not constitute a contemporaneous exchange for new value given to INDIVIOR. INDIVIOR acknowledges that the agreements in this Paragraph are provided in exchange for valuable consideration provided in this Agreement. INDIVIOR agrees all amounts payable under this agreement are not dischargeable in bankruptcy and shall be considered debt for a fine, penalty, or forfeiture payable to and for the benefit of a governmental unit pursuant to 11 U.S.C. § 523(a)(7). INDIVIOR will not contest

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
that all forfeiture amounts ordered by the Court against Indivior Solutions represent criminal proceeds subject to forfeiture, and as such, the Government's interest in those proceeds arose on the date Indivior Solutions received those proceeds pursuant to 21 U.S.C. 853(c).
13.    Within 5 (five) days of filing of the publicly filed documents that are related to the below listed documents, INDIVIOR shall provide for the exclusive use of the United States the following financial reports to the USAO and CPB (to the extent any below listed document is not related to a publicly filed quarterly document, INDIVIOR shall provide the reports by the 15th day of the month following the conclusion of the quarter):
a.    quarterly operating reports which report net disbursements and net receipts, bank account balances, and statement of operations and balance sheet for the preceding month, for Indivior plc, Indivior Finance (2014) LLC, Indivior Finance SARL, Indivior Global Holdings Ltd (a/k/a RBP Global Holdings Limited); Indivior Inc. (a/k/a Reckitt Benckiser Pharmaceuticals Inc.), Indivior PLC, Indivior Solutions Inc. (a/k/a Reckitt Benckiser Pharmaceuticals Solutions Inc.), and Indivior US Holdings Inc. (f/k/a RBP US Holdings Inc.) and any successor in interest; and
b.    a quarterly cash flow forecast that shows anticipated consolidated cash receipts and disbursements for the next quarter on a consolidated basis.
14.    INDIVIOR's United States Suboxone sales force will be disbanded prior to execution of this Agreement and INDIVIOR will not reinstate a United States Suboxone sales force.
15.    Neither INDIVIOR nor any affiliated U.S. entity (including, but not limited to, joint ventures) will make any false or misleading statements in the promotion of any pharmaceutical product during the term of this Agreement.
16.    INDIVIOR will fully cooperate with all investigations and prosecutions, if any, by the Department of Justice related, in any way, to Suboxone or any other drug marketed or promoted by INDIVIOR. INDIVIOR's cooperation in the investigation and prosecution of individuals and entities pursuant to this paragraph includes, but is not limited to, using best efforts promptly to secure the attendance and testimony of any current or former officer, director, agent, or employee of INDIVIOR at any meeting or interview or before the grand jury or at any trial or other court proceeding; and truthfully disclosing all factual information, documents, records, or other tangible evidence not protected by a valid claim of privilege or work product. INDIVIOR's cooperation is subject to applicable laws and regulations, including relevant data privacy and national security laws and regulations, as well as valid claims of attorney-client privilege or attorney work product doctrine. INDIVIOR expressly understands, to the extent there is conduct disclosed by INDIVIOR that does not relate to Suboxone or Subutex, such conduct will not be exempt from prosecution and is not within the scope of the non-prosecution terms of this Agreement.

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
17.    INDIVIOR will execute and transmit all documents needed to effectuate the terms of this Agreement.
18.    INDIVIOR stipulates (a) the facts and allegations set forth in the Information to which Indivior Solutions is pleading guilty are true and correct, (b) the United States had probable cause to bring all the counts in the Indictment and Superseding Indictment ("Indictment Counts") which are being dismissed under this agreement, (c) the Indictment Counts were not frivolous, vexatious or in bad faith, and (d) INDIVIOR is not, in any way, a "prevailing party" with regard to the Indictment Counts. INDIVIOR waives any claim for attorney's fees and other litigation expenses arising out of the investigation or prosecution of this matter.
19.    INDIVIOR will not, through its present or future directors, officers, employees, or agents, (1) make any public statement or (2) make any statement or take any position in litigation in which any United States department or agency is a party, contradicting any statement or provision set forth in the Agreement or its attachments. If INDIVIOR makes a public statement that in whole or in part contradicts any such statement or provision, INDIVIOR may avoid being in violation of this Agreement by promptly publicly repudiating such statement. For the purposes of this paragraph, the term "public statement" means any statement made or authorized by INDIVIOR's directors, officers, employees, or attorneys and includes, but is not limited to, a statement in (1) a press release, (2) public relations material, or (3) INDIVIOR's websites. Notwithstanding the above, INDIVIOR may avail itself of any legal or factual arguments available in defending litigation brought by a party other than the United States. This paragraph does not apply to any statement made by any individual in the course of any actual or contemplated criminal, regulatory, administrative, or civil case initiated by any governmental or private party against such individual.
20.    The conduct for which INDIVIOR was investigated and that led to the Indictment relates solely to INDIVIOR's products Subutex, Suboxone Tablet, and Suboxone Film and not to its products launched in 2018 and thereafter.
21.    Except as may otherwise be agreed by the parties in connection with a particular transaction, INDIVIOR agrees if, during the term of this Agreement, it undertakes any material change in corporate form, including if it sells, merges, or transfers any portion of its business operations material to INDIVIOR's consolidated operations as they existed as of April 9, 2020, whether such change is structured as a sale, asset sale, merger, transfer, or other material change in corporate form, it shall include in any contract for sale, merger, transfer, or other change in corporate form a provision binding the purchaser, or any successor in interest thereto, to the obligations described in this Agreement unless the USAO-WDVA and CPB otherwise agree in writing. INDIVIOR shall provide notice to the USAO-WDVA and CPB at least 30 (thirty) days prior to undertaking any such sale, merger, transfer, or other change in corporate form. Nothing herein shall restrict INDIVIOR from indemnifying (or otherwise holding harmless) the purchaser or successor in interest for penalties or other costs arising from any conduct that may have occurred prior to the date of the transaction, so long as such

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
indemnification does not have the effect of circumventing or frustrating the enforcement purposes of this Agreement, as determined by the USAO-WDVA and CPB.
22.    If INDIVIOR is in compliance with all of the terms of this Agreement and the Court enters a judgment and conviction order against Indivior Solutions, upon the Court entering an order requiring INDIVIOR to fully comply with this Agreement the United States will move for dismissal of the Indictment and will not prosecute or seek forfeiture against INDIVIOR or its present or former affiliates, divisions, or subsidiaries or their successors, or assigns for any criminal conduct occurring prior to the date this agreement is signed and covered by (a) the Indictment or any violations of law that were the subject matter of the Indictment, (b) the investigation by the USAO-WDVA and CPB, and/or (c) the facts currently known to the USAO-WDVA and CPB regarding the sale, promotion, or marketing of Suboxone or Subutex products in the United States.
23.    Notwithstanding any other provision of this Agreement, if the USAO- WDVA or CPB, in their sole discretion, determine INDIVIOR (a) provided deliberately false, incomplete, or misleading information at any time in connection with this Agreement; (b) committed a felony during the term of this Agreement; or (c) knowingly and intentionally violated any provision of this Agreement, (1) the USAOWDVA and CPB will not be bound to their agreement not to prosecute INDIVIOR for the matters covered in the Indictment, (2) INDIVIOR will not assert any claim under the United States Constitution, Rule 1l(f) of the Federal Rules of Criminal Procedure, Rule 410 of the Federal Rules of Evidence, or any other rule or law, that any statements or testimony made by or on behalf of INDIVIOR prior or subsequent to this Agreement, or any leads derived therefrom, should be suppressed or are otherwise inadmissible, and (3) the United States may file any charges which were filed or could have been filed against INDIVIOR relating to the Indictment. It is understood any prosecution not time-barred by the applicable statute of limitations on the Effective Date of this Agreement, including time protected as the result of existing agreements to toll the applicable statute of limitations, may be commenced against INDIVIOR in the event of its knowing or intentional violation of a provision of this Agreement. Accordingly, INDIVIOR has executed and agrees to be bound by the tolling agreement included as Attachment 4 to this Agreement. Should the USAO-WDVA or CPB determine that INDIVIOR has violated any provision of this Agreement, the USAOWDVA or CPB shall provide prompt written notice to INDIVIOR addressed to its Chief Legal Officer, and to its outside counsel, James R. Wooley, Jones Day, North Point 90I Lakeside Avenue, Cleveland, Ohio 44114-1190 or to any successor INDIVIOR may designate, of the alleged violation and provide INDIVIOR with a 45 (forty-five) day period from the date of receipt of notice in which to make a presentation to the USAO-WDVA or CPB to demonstrate that no violation occurred, that any violation was unintentional or inadvertent, or, to the extent applicable, that the violation should not result in adverse action, including because the violation has been cured by INDIVIOR.
24.    INDIVIOR will agree to the entry of an order of the Court (attached as Attachment 5), as a condition of the Court's dismissal of the pending Indictment, in which INDIVIOR is ordered to comply with the terms of this Agreement and be subject to, in

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
addition to the other remedies available in this Agreement, the jurisdiction of the Court whether for a proceeding that could result in contempt or any other remedy the Court deems appropriate should it fail to comply with any term of the Agreement. For the purposes of a dispute over an alleged violation of the Agreement, a determination by the USAO-WDVA or CPB that INDIVIOR failed to comply with a term of the agreement shall not be binding on the Court. INDIVIOR agrees nothing will divest the Court of jurisdiction, including, but not limited to, any proceeding relating to bankruptcy, insolvency, reorganization, or relief of debtors.
25.    INDIVIOR shall comply with (a) the FDCA and implementing regulations governing the manufacture, marketing, sale, promotion, and distribution of Indivior products in the United States, and (b) Title 18, United States Code, Section 1347.
26.    This Agreement binds the Department of Justice. Notwithstanding the foregoing, it does not bind the Tax Division of the Department of Justice, other federal agencies, or any state, local, or foreign law enforcement or regulatory agencies, or any other authorities.
27.    Indivior waives all rights, whether asserted directly or by a representative, to request or receive from the United States Department of Justice, United States Food and Drug Administration - Office of Criminal Investigations, United States Department of Health and Human Services - Office of Inspector General, United States Postal Service - Office of Inspector General, and Virginia Office of the Attorney General Medicaid Fraud Control Unit any records pertaining to the investigation or prosecution of this case, including, without limitation, any records that may be sought under the Freedom of Information Act, 5 U.S.C. § 552, the Privacy Act of 1974, 5 U.S.C. § 552a, or the Virginia Freedom of Information Act, Va. Code § 2.2-3700- 3714.
28.    Nothing in this Agreement resolves, in any way, any liability of any individual.
29.    If the Court rejects either the Plea Agreement of Indivior Solutions or Civil Settlement with INDIVIOR, either party may withdraw from this agreement by giving written notice to the other party within 10 (ten) days of the Court's rejection.
30.    This Agreement, its Addendum A and Attachments 1, 2, 4, and 5, set forth all the terms of the agreement between INDIVIOR on the one hand, and the USAO-WDVA and CPB on the other. No amendments, modifications, or additions to this Agreement will be valid unless they are in writing signed by the USAO-WDVA and CPB, an attorney for INDIVIOR, and a duly authorized representative of INDIVIOR.
31.    INDIVIOR acknowledges its acceptance of this Agreement by the signature of its counsel and Officer(s). A copy of a resolution by INDIVIOR's Boards of Directors

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement
authorizing the Officer(s) to execute this Agreement and all other documents to resolve this matter on behalf of INDIVIOR is attached as Addendum B.
Agreed to:
Indivior Inc.
Indivior plc

BY:	/s/ Javier Rodriguez	7/24/20
	Javier Rodriguez	DATE
Authorized Corporate Representative for Indivior Inc. and Indivior plc
Counsel has fully explained to the Boards of Directors of INDIVIOR the facts and circumstances of the prosecution and the consequences of entering into this Agreement. Counsel has reviewed this entire Agreement and documents referenced herein with the client, through its Officer. INDIVIOR understands the terms and conditions of this Agreement, and INDIVIOR's decision to enter into this Agreement is knowing and voluntary. INDIVIOR's execution of and entry into this Agreement is done with Counsel's consent.

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___

United States v. Indivior Solutions, Inc.and Indivior plc	Resolution Agreement

/s/ James R. Wooley	7/24/20
James R. Wooley	DATE
Counsel for Indivior Inc. and Indivior plc

/s/ Thomas W. Beimers	7/24/20
Thomas W. Beimers	DATE
Counsel for Indivior Inc. and Indivior plc
The United States Attorney’s Office for the Western District of Virginia:

BY:	/s/ Daniel P. Bubar	7/23/20
	DANIEL P. BUBAR	DATE
Attorney for the United States,
Acting Under Authority Conferred by 28 U.S.C. Section 515
ALBERT P. MAYER
Trial Attorney, Department of Justice, Civil Division,
Commercial Litigation Branch
RANDY RAMSEYER
Assistant United States Attorney
KRISTIN L. GRAY
JOSEPH S. HALL
JANINE M. MYATT
Special Assistant United States Attorneys / Assistant Attorneys General,
Medicaid Fraud Control Unit, Virginia Office of the Attorney General
GARTH W. HUSTON
Special Assistant United States Attorney / Attorney, Federal Trade Commission
CAROL L. WALLACK
Trial Attorney, Department of Justice, Civil Division,
Commercial Litigation Branch
The United States Department of Justice, Consumer Protection Branch:

BY:	/s/ Gustav W. Wyler	7/23/20
	GUSTAV W. EYLER	DATE
Director
JILL P. FURMAN
Deputy Director
CHARLES J. BIRO
MATTHEW J. LASH
Trial Attorneys

Exhibit A to Plea Agreement United States v. Indivior Solutions, Inc.	Authorized Corporate Officer’s Initials: ___